James E. Slayton, CPA
2858 West Market Street
Suite C
Akron, Ohio 44333
1-330-864-3553

                                                                January 31, 2000

Securities and Exchange Commission
Washington, D.C. 20549

Dear sir/madam,

The registrant, Pacific Industrial Corporation, 0-27061 has terminated my engagement as auditor for the registrant. I have been supplied with form 8-K and have the following comments.

I am not in a position to agree with the Company's statement that the change was approved by the Audit Committee of the Board of Directors or that G. Brad Beckstead, CPA was not engaged regarding any matter requiring disclosure under Regulation S-K, Item 304(a)(2).

The audited periods ending January 29, 1999 and May 31, 1999 and the subsequent interim periods contained an explanatory paragraph regarding substantial doubt about the Company's ability to continue as a going concern.

There was a disagreement over financial statement disclosure referencing the asset purchase of January 12, 1999. It was requested on December 13, 1999 that the registrant provide updated statements that the asset purchase agreement was still in place and that the asset values were unimpaired. The requested statements were never recieved.

There are no other disagreements over statements contained in the form 8-K.

/s/James E. Slayton, CPA.